December 20, 2024

Mario Zarazua
Chief Executive Officer
Oyster Enterprises II Acquisition Corp
801 Brickell Avenue
8th Floor
Miami, FL 33131

       Re: Oyster Enterprises II Acquisition Corp
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 9, 2024
           CIK No. 0002042182
Dear Mario Zarazua:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 4, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 9, 2024
Competitive Strengths, page 11

1.     We note your response to prior comment 4. In this section and on page
119, also
       disclose that Oyster I was liquidated in December 2022.
 December 20, 2024
Page 2

        Please contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Stuart Neuhauser